80
5/17

FJ
5/17

04015464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 6857

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO Partners, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway
(No. and Street)

Birmingham (City) Alabama (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Declan O'Beirne (205) 414-3382
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North - Suite 1800 (Address) Birmingham (City) Alabama (State) 35203 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Charles R. White and Declan E. O'Beirne, swear (or affirm) that, to the best of our knowledge and belief the accompanying statements of financial condition pertaining to the firm of CUSO Partners, LLC (the Company), as of December 31, 2003 and 2002, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer of the Company's financial statements as of December 31, 2003 and 2002.

Signature

President and Chief Executive Officer
Title

Signature

Chief Financial Officer
Title

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

- X (a) An Oath or Affirmation
- X (b) Facing page
- X (c) Statements of Financial Condition
- (d) Statements of Operations
- (e) Statements of Changes in Members' Equity
- (f) Statements of Changes in Liabilities Subordinated to Claims of General Creditors
- (g) Statements of Cash Flows
- (h) Computation of Net Capital Pursuant to Rule 15c3–1 of the Securities Act of 1934
- (j) Computation for Determination of Reserve Requirements for Broker–Dealers Pursuant to Rule 15c3–3
- (k) Independent Auditors' Report on Internal Control

For conditions of confidential treatment of certain portions of this Filing, see section 240.17a5(e)(3).

KPMG

CUSO PARTNERS, L.L.C.

Statements of Financial Condition

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

KPMG LLP
SouthTrust Tower
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Members
CUSO Partners, L.L.C.:

We have audited the accompanying statements of financial condition of CUSO Partners, L.L.C. (a Delaware corporation) as of December 31, 2003 and 2002. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of financial condition. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of CUSO Partners, L.L.C. as of December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 23, 2004

CUSO PARTNERS, L.L.C.

Statements of Financial Condition

December 31, 2003 and 2002

Assets		2003	2002
Cash and cash equivalents	$	356,160	268,228
Commissions receivable		30,655	38,641
Furniture and fixtures (less accumulated depreciation of $4,103 and $1,962 in 2003 and 2002, respectively)		2,319	4,460
Other assets		34,179	30,494
Total assets	$	423,313	341,823
Liabilities and Members' Equity			
Liabilities:			
Other	$	55,909	12,500
Members' equity		367,404	329,323
Total liabilities and members' equity	$	423,313	341,823

See accompanying notes to statements of financial condition.

CUSO PARTNERS, L.L.C.

Notes to Financial Statements

December 31, 2003 and 2002

(1) Summary of Significant Accounting Policies

(a) Nature of Operations and Basis of Accounting

CUSO Partners, L.L.C. (the Company), a limited liability company, is engaged in the buying and selling of investment securities as a registered broker–dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

On October 22, 2001, CUSO Partners, L.L.C. entered into an agreement with Sterne Agee Capital Markets, Inc. (SACM or Reintroducing Firm) and Sterne, Agee & Leach, Inc. (SAL or Clearing Firm) with the principal purpose of forming a credit union service organization providing securities brokerage services.

On February 28, 2002, six credit unions obtained one hundred percent (100%) of all equitable and beneficial interests in the Company from Sterne, Agee & Leach Group, Inc. The initial Credit Union members were Amphibious Base Naval Base Federal Credit Union, Andrews Federal Credit Union, APCO Employees Credit Union, First Flight Federal Credit Union, Langley Federal Credit Union, and Newport News Shipbuilding Employees Credit Union. The Company had no substantive operations prior to February 28, 2002. Accordingly, the transaction with the credit unions has been reflected as capitalization of the Company rather than as an acquisition.

During 2002, Virginia Credit Union, America's First Federal Credit Union, Navy Federal Credit Union, and First Entertainment Credit Union joined as Members of the Company.

During 2003, Vystar Credit Union, AOD Federal Credit Union, Fort Lee Federal Credit Union, and People's Advantage Credit Union joined as Members of the Company. Also during 2003, First Flight Credit Union sold its beneficial interest back to the Company; thereby dissolving it's membership effective June 30, 2003.

The Company has one office located in Birmingham, Alabama. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Clearing Firm serves as the carrying broker, to clear and perform the majority of other back office operations and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement. Furthermore, the Company is a correspondent of the Reintroducing Firm.

(b) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents approximate their fair values.

(c) *Furniture and Fixtures*

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment, is provided on a straight–line basis over the estimated useful lives of the assets.

(d) *Accounting for Securities Transactions*

Securities owned and receivables/payables with brokers and customers are recorded on a trade date basis.

(e) *Use of Estimates in Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2) Contingent Liabilities and Commitments

There were no contingent liabilities or commitments outstanding as of December 31, 2003 or 2002. The Company is subject to litigation occurring in the ordinary course of business. On the basis of information furnished by legal counsel and others, management does not anticipate that the results of litigation will have a material adverse effect on the Company.

(3) Intangible Assets

During 2003 and 2002, the Company performed impairment tests and determined that there is no impairment of a $30,000 unamortized intangible asset reflected in the December 31, 2003 and 2002 financial statements, representing the value of the broker–dealer license held by the Company.

(4) Regulatory Requirements

Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At December 31, 2003 and 2002, the Company had net capital of $295,651 and $251,328, which was $290,651 and $246,328 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection–Reserves and Custody of Securities Rule (Rule 15c3–3) pursuant to Section (k)(2)(ii) of the Rule.

(Continued)

(5) Transactions with Clearing Firm

As further discussed in note 1, SAL and SACM provide reintroducing services and clearing services to the Company in the normal course of operations.

SAL serves as custodian for the Company for cash and other property owned by or in its fiduciary accounts.

As of December 31, 2003 and 2002, SAL owed the Company $30,655 and $38,641, respectively, in commissions receivable.